SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

TO

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

GENCOR INDUSTRIES, INC.

(Name of Subject Company (issuer))

GENCOR INDUSTRIES, INC.

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

368678108
(CUSIP Number of Class of Securities)

___________________________________

E.J. Elliott
Chairman of the Board of Directors and President
5201 North Orange Blossom Trail
Orlando, Florida 32810
(407) 290-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Person)

copy to:

Jeffery A. Bahnsen, Esquire
Greenberg Traurig, P.A.
450 South Orange Avenue, Suite 650
Orlando, FL 32801
(407) 420-1000

___________________________________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$16,209,166	$1,311.32

*        For the purpose of calculating the filing fee only, this amount is based on the purchase of 5,788,988 shares of common stock at the last reported sale price of $2.80 per share on November 10, 2003. Such number of shares represents the sum of our 6,884,070 outstanding shares of common stock plus 410,000 shares of common stock issuable upon the exercise of all of our 300,000 outstanding options and conversion of 110,000 shares of our Class B stock, less 1,505,082 shares of common stock held by the continuing stockholders who have notified us that they do not intend to tender their shares in this offer.

**        The fee is $80.90 per $1,000,000 of the aggregate transaction valuation, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, issued by the SEC on February 21, 2003.

SIGNATURE
INDEX TO EXHIBITS
EX-99.(A)(1) OFFERING CIRCULAR
EX-99.(A)(2) LETTER OF TRANSMITTAL
EX-99.(A)(3) NOTICE OF GUARANTEED DELIVERY
EX-99.(A)(4) BROKER LETTER
EX-99.(A)(5) CLIENT LETTER
EX-99.(A)(6) STOCKHOLDER LETTER
EX-99.(A)(7) TAXPAYER GUIDELINES
EX-99.(A)(8) PRESS RELEASE DATED 11/13/03
Ex-99.(c)(2) Report To The Board of Directors
EX-99.(D)(1) FORM OF 10% SUBORDINATED NOTE
EX-99.(D)(2) FORM OF INDENTURE
EX-99.(D)(3) FORM OF DEPOSIT AGREEMENT

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $1,311.32 Form or Registration No.: Schedule TO Filing Party: Gencor Industries, Inc. Date Filed: November 13, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a Offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party Offer subject to Rule 14d-1.

☒	issuer tender-offer subject to Rule 13e-4.

☒	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the offer:   ☐

EXPLANATORY NOTE

          This Amendment No. 1 is being filed solely for the purpose of including a reference to Schedule 13e-3 in the header for the EDGAR filing system submission relating to the Schedule TO filed by Gencor Industries, Inc. on November 13, 2003, which should have been included in the Schedule TO filed on November 13, 2003, but was inadvertently omitted. This Amendment No. 1 to Schedule TO does not amend, charge, supplement or alter any statements or provisions in the Schedule TO or any exhibits thereto.

      This Tender Offer Statement on Schedule TO filed by Gencor Industries, Inc., a Delaware corporation, relates to a cash tender offer and offer to exchange our outstanding shares of common stock, par value $0.10 per share, for cash and our 10% junior subordinated notes, net to the seller, upon the terms and subject to the conditions set forth in the offering circular dated November 13, 2003, a copy of which is attached hereto as exhibit (a)(1), and in the related letter of transmittal, a copy of which is attached hereto as exhibit (a)(2).

      The information set forth in the offering circular and the related letter of transmittal is expressly incorporated herein by reference in response to all the Items of this Tender Offer Statement on Schedule TO, including, without limitation, all of the information required by Schedule 13e-3 that is not included in or covered by the Items in this Tender Offer Statement on Schedule TO, except as set forth below.

Item 1. Summary Term Sheet.

      The information set forth in the offering circular under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) Name and Address. The information set forth in the offering circular under the captions “SUMMARY TERM SHEET” and “THE COMPANY - General” is incorporated herein by reference.

      (b) Securities. The information set forth in the offering circular under the caption “SUMMARY TERM SHEET” and inside front cover page is incorporated herein by reference.

      (c) Trading Market and Price. The information set forth in the offering circular under the caption “THE COMPANY - Price Range of Shares; Dividends; Stock Repurchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a) Name and address. The information set forth in the offering circular under the caption “SUMMARY TERM SHEET” and Schedule I to the offering circular is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a) Material Terms. The information set forth in the offering circular under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Gencor after the Offer,” “THE OFFER - Terms of the Offer; Expiration Date,” “THE OFFER - Acceptance for Payment and Payment for Shares of our Common Stock,” “THE OFFER - Procedures for Tendering Shares,” “THE OFFER - Withdrawal Rights” and “SPECIAL FACTORS - Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

      (b) Purchases. The information set forth in the offering circular under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS - Interests of Certain Persons in the Offer and the Second-Step Transaction” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a) Agreements Involving the Subject Company’s Securities. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Interests of Certain Persons in the Offer and the Second-Step Transaction” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plants or Proposals.

      (a) Purposes. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Gencor after the Offer” is incorporated herein by reference.

      (b) Use of Securities Acquired. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Gencor after the Offer” is incorporated herein by reference.

      (c) Plans. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Gencor after the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (a) Source of Funds. The information set forth in the offering circular under the captions “ THE OFFER - Certain Information Concerning Gencor” and “THE OFFER - Financing the Offer” is incorporated herein by reference.

      (b) Conditions. The information set forth in the offering circular under the caption “THE OFFER - Financing the Offer” is incorporated herein by reference.

      (c) Borrowed Funds. The information set forth in the offering circular under the caption “THE OFFER - Financing the Offer” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

      (a) Securities Ownership. The information set forth in the offering circular under the caption “THE COMPANY - Beneficial Ownership of Shares” is incorporated herein by reference.

      (b) Securities Transactions. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Interests of Certain Persons in the Offer and the Second-Step Transaction” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

      (a) Solicitations or Recommendations. The information set forth in the offering circular under the caption “THE OFFER - Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

      (a) Financial information. The audited consolidated financial statements for the years ended September 30, 2002 and September 30, 2001 included in Gencor’s annual report on Form 10-K for the year ended September 30, 2002 and the unaudited consolidated financial statements in Gencor’s quarterly report on Form 10-Q for the quarter ended June 30, 2003 are incorporated herein by reference. The remaining financial information required is also contained in the offering circular under the caption “THE COMPANY - Selected Historical Financial Information.”

      (b) Pro Forma Information. The information set forth in the offering circular under the caption “THE COMPANY - Certain Pro Forma Financial Information” is incorporated herein by reference.

      (c) Summary Information. The information set forth in the offering circular under the caption “THE COMPANY - Selected Historical Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

      (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the offering circular under the captions “SPECIAL FACTORS - Interest of Certain Persons in the Offer and the Second-Step Transaction,” “THE OFFER - Certain Legal Matters and Regulatory Approvals” and “THE OFFER - Miscellaneous” is incorporated herein by reference.

      (b) Other Material Information. The information set forth in the offering circular is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a) (1)	Offering Circular, dated November 13, 2003.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery of Shares of Common Stock.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Form of Letter to Stockholders from Gencor Industries, Inc.
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)	Press Release issued by Gencor Industries, Inc. on November 13, 2003.
(b)	Revolving Credit and Security Agreement dated August 1, 2003 between Gencor Industries, Inc. and PNC Bank, National Association (Incorporated by reference to Exhibit 4.48 to Gencor Industries, Inc.’s Current Report on Form 8-K filed on August 8, 2003).
(d)(1)	Form of 10% Junior Subordinated Note.
(d)(2)	Form of Indenture relating to the 10% Junior Subordinated Notes.
(d)(3)	Form of Deposit Agreement relating to the 10% Junior Subordinated Notes.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

      The following sets forth information required by Schedule 13E-3 that is not included or covered by Items 1 through 12 of this Tender Offer Statement on Schedule TO.

      Schedule 13E-3, Item 1. Summary Term Sheet. None.

      Schedule 13E-3, Item 2. Subject Company Information.

      (a) Dividends. The information set forth in the offering circular under the caption “THE COMPANY - Price Range of Shares; Dividends; Stock Repurchases” is incorporated herein by reference.

      (b) Prior Public Offerings. Not applicable.

      (c) Prior Stock Purchases. The information set forth in the offering circular under the captions “SPECIAL FACTORS - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Gencor after the Offer” and “THE COMPANY - Price Range of Shares; Dividends; Stock Repurchases” is incorporated herein by reference.

      Schedule 13E-3, Item 3. Identity and Background of Filing Person.

      (a) Business and Background of Entities. Not applicable.

      (b) Business and Background of Natural Persons. The information set forth in Schedule I to the offering circular is incorporated herein by reference.

      Schedule 13E-3, Item 4. Terms of the Transaction.

      (a) Different Terms. Not applicable.

      (b) Appraisal Rights. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Rights of Stockholders in the Second-Step Transaction” and Schedule III to the offering circular is incorporated herein by reference.

      (c) Provisions for Unaffiliated Security Holders. The information set forth in the offering circular under the caption “THE COMPANY - Available Information” is incorporated herein by reference.

      (d) Eligibility for Listing or Trading. The information set forth in the offering circular under the captions “SUMMARY TERM SHEET” and “THE OFFER - Description of the Notes” is incorporated herein by reference.

      Schedule 13E-E, Item 5. Past Contacts, Transactions Negotiations and Agreements.

      (a) Transactions. Not applicable.

      (b) Significant Corporate Events. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Interests of Certain Persons in the Offer and the Second-Step Transaction” is incorporated herein by reference.

      (c) Negotiations or Contacts. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Interests of Certain Persons in the Offer and the Second-Step Transaction” is incorporated herein by reference.

      Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals. None.

      Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

      (a) Purposes. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Gencor after the Offer” is incorporated herein by reference.

      (b) Alternatives. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Gencor after the Offer” is incorporated herein by reference.

      (c) Reasons. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Gencor after the Offer” is incorporated herein by reference.

      (d) Effects. The information set forth in the offering circular under the captions “SPECIAL FACTORS - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Gencor after the Offer,” “SPECIAL FACTORS - Position of the Board of Directors; Fairness of the Offer,” “SPECIAL FACTORS - Risk Factors,” and “SPECIAL FACTORS - Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

      Schedule 13E-3, Item 8. Fairness of the Transaction.

      (a) Fairness. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Position of the Board of Directors; Fairness of the Offer” is incorporated herein by reference.

      (b) Factors Considered in Determining Fairness. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Position of the Board of Directors; Fairness of the Offer” is incorporated herein by reference.

      (c) Approval of Security Holders. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Position of the Board of Directors; Fairness of the Offer” is incorporated herein by reference.

      (d) Unaffiliated Representative. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Position of the Board of Directors; Fairness of the Offer” is incorporated herein by reference.

      (e) Approval of Directors. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Position of the Board of Directors; Fairness of the Offer” is incorporated herein by reference.

      (f) Other Offers. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Position of the Board of Directors; Fairness of the Offer” is incorporated herein by reference.

      Schedule 13E-E, Item 9. Reports, Opinions, Appraisals and Negotiations.

      (a) Report, Opinion or Appraisal. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Opinion of Capitalink” is incorporated herein by reference.

      (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Opinion of Capitalink” is incorporated herein by reference.

      (c) Availability of Documents. The information set forth in the offering circular under the caption “SPECIAL FACTORS - Opinion of Capitalink” is incorporated herein by reference.

      Schedule 13E-3, Item 10. Source and Amounts of Funds or Other Consideration.

      (a) Expenses. The information set forth in the offering circular under the caption “THE OFFER - Fees and Expenses” is incorporated herein by reference.

      Schedule 13E-3, Item 11. Interest in Securities of the Subject Company. None.

      Schedule 13E-3, Item 12. The Solicitation or Recommendation.

      (a) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the offering circular under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Gencor after the Offer” “SPECIAL FACTORS - Position of the Board of Directors; Fairness of the Offer” and “SPECIAL FACTORS - Interests of Certain Persons in the Offer and the Second-Step Transaction” is incorporated herein by reference.

      (b) Recommendations of Others. The information set forth in the offering circular under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS - Background and Purpose of the Offer; Certain Effects of the Offer; Plans of Gencor after the Offer” “SPECIAL FACTORS - Position of the Board of Directors; Fairness of the Offer” and “SPECIAL FACTORS - Interests of Certain Persons in the Offer and the Second-Step Transaction” is incorporated herein by reference.

      Schedule 13E-3, Item 13. Financial Statements. None.

      Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

      (a) Employees and Corporate Assets. Not applicable.

      Schedule 13E-3, Item 15. Additional Information. None.

      Schedule 13E-3, Item 16. Exhibits.

Exhibit No.	Description

(c)(1)	Fairness Opinion of Capitalink, L.C., dated October 7, 2003, (Included as Schedule II to the offering circular filed herewith as Exhibit (a)(1))
(c)(2)	Report to the Board of Directors by Capitalink, L.C., dated October 7, 2003.
(f)	Summary of Stockholders’ Appraisal Rights (Included as Schedule III to the offering circular filed herewith as Exhibit (a)(1))

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: November 21, 2003

GENCOR INDUSTRIES, INC.
By:	/s/ E. J. Elliott

Name: Title:	E. J. Elliott Chairman of the Board of Directors and President

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)	Offering Circular.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery of Shares of Common Stock.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Form of Letter to Stockholders from Gencor Industries, Inc.
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)	Press Release issued by Gencor Industries, Inc. on November 13, 2003.
(b)	Revolving Credit and Security Agreement dated August 1, 2003 between Gencor Industries, Inc. and PNC Bank, National Association (Incorporated by reference to Exhibit 4.48 to Gencor Industries, Inc.’s Current Report on Form 8-K filed on August 8, 2003)
(c)(1)	Fairness Opinion of Capitalink, L.C., dated October 7, 2003 (Included as Schedule II to the offering circular filed herewith as Exhibit (a)(1))
(c)(2)	Report to the Board of Directors by Capitalink, L.C., dated October 7, 2003
(d)(1)	Form of 10% Junior Subordinated Note.
(d)(2)	Form of Indenture relating to the 10% Junior Subordinated Notes.
(d)(3)	Form of Deposit Agreement relating to the 10% Junior Subordinated Notes.
(f)	Summary of Stockholders’ Appraisal Rights (Included as Schedule III to the offering circular filed herewith as Exhibit (a)(1))
(g)	None.
(h)	None.